Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	August 13, 2014
For Immediate Release	NR#14-11

MAG SILVER ANNOUNCES EXERCISE OF REMAINING OVER-ALLOTMENT OPTION

Vancouver, B.C. – MAG Silver Corp., (TSX: MAG; NYSE MKT: MVG) (the “Company” or “MAG”) announces that the  remainder of the over-allotment option from the previously closed C$79 million bought deal financing (the “Offering”) (see Press Release – July 16, 2014) has been fully exercised by the underwriters, and the closing of the sale of the additional 706,000 common shares (the “Additional Shares”) at a price of C$10.25 per common share is expected to occur on or about August 18, 2014.  The additional gross proceeds of C$7,236,500 from this further exercise of the over-allotment option brings the total gross proceeds raised from the full offering to C$86,284,500, and the Company’s cash position after the closing is estimated to be approximately US$90 million with no debt.

The financing was conducted by a syndicate of underwriters led by BMO Capital Markets and Raymond James Ltd. and including Macquarie Capital Markets Canada Ltd., Scotia Capital Inc., H.C. Wainwright & Co. LLC, National Bank Financial Inc., TD Securities Inc. and PI Financial Corp.

The net proceeds of the Offering will be used to fund exploration and development of the Company’s Juanicipio project in Zacatecas State, Mexico and for working capital and general corporate purposes.

The common shares were offered in each of the provinces of Canada, other than Quebec, by way of a short-form prospectus, and in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

A written prospectus relating to the Offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 300A Kennedy Road South Brampton, Ontario L6W 4V2, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

About MAG Silver Corp.

MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG (44%) and Fresnillo PLC (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG.

For further information, please contact:

Michael J. Curlook, VP Investor Relations and Communications
Phone: (604) 630-1399
Toll free: (866) 630-1399
Fax: (604) 681-0894
Email: info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address timing of the closing of the Offering and proposed use of proceeds of the Offering. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, delay in the completion of the sale of the Additional Shares, changes in the intended use of proceeds, , changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.